

June 15, 2011

Via Facsimile
Mr. Paul Sarjeant
President and Chief Executive Officer
Grandview Gold Inc.
330 Bay Street, Suite 820
Toronto, Ontario, Canada M5H 2S8

> **Re:** **Grandview Gold Inc.**
> **Form 20-F/A2 for Fiscal Year Ended May 31, 2010**
> **Filed May 24, 2011**
> **Response Letter Dated May 23, 2011**
> **File No. 000-51303**

Dear Mr. Sarjeant:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief